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                               AMENDMENT NO. 2 TO
                            MASTER DISTRIBUTION PLAN
                                       OF
                           TAX-FREE INVESTMENTS TRUST

        The Master Distribution Plan Pursuant to Rule 12b-1 of Tax-Free Investments Trust, as amended (the "Plan") effective as of the 4th day of November, 2003, is hereby further amended, effective February [ ] , 2005 as follows

WHEREAS, the parties desire to amend the Plan to add Corporate Class shares to the Plan;

NOW THEREFORE, Appendix A of the Plan is hereby deleted in its entirety and replaced with the following:

                                   "APPENDIX A
                                       TO
                           MASTER DISTRIBUTION PLAN OF
                           TAX-FREE INVESTMENTS TRUST

                               (DISTRIBUTION FEE)

        The Trust shall pay the Distributor as full compensation for all services rendered and all facilities furnished under the Distribution Plan for each Class designated below, a Distribution Fee* determined by applying the annual rate set forth below as to each Class to the average daily net assets of the Class for the plan year, computed in a manner used for the determination of the offering price of shares of the Class.

        Tax-Free Cash Reserve Portfolio       Annual Rate

        Cash Management Class                    0.10%
        Corporate Class                          0.03%
        Personal Investment Class                0.75%
        Private Investment Class                 0.50%
        Reserve Class                            1.00%
        Resource Class                           0.20%
        Sweep Class                              0.25%

* The amount of the Distribution Fee is subject to any applicable limitations imposed from time to time by applicable rules of the National Association of Securities Dealers, Inc."

        All other terms and provisions of the Plan not amended herein shall remain in full force and effect.